Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in this Registration Statement (Form S-3) and related Prospectus of Avangrid, Inc. for the registration of common stock, debt securities, warrants, purchase contracts and units and to the incorporation by reference therein of our report dated March 10, 2017, except for the paragraph in Note 2 titled Previously Reported Immaterial Corrections to Prior Periods, as to which the date is March 26, 2018, with respect to the consolidated financial statements and schedule of Avangrid, Inc. for the year ended December 31, 2016, included in its Annual Report (Form 10-K) for the year ended December 31, 2018, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP
New York, New York
May 6, 2019